Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

2021 KBW Real Estate & Finance Conference

Doma Fireside Chat

Date/Time:	Thursday, May 27th @ 11-12pm PT

Doma Attendee:	Max Simkoff – Chief Executive Officer

Moderators:	Bose George (Managing Director – Mortgage Finance Analyst)
Ryan Tomasello (Director - Mortgage Finance Analyst)

Bose George - KBW

Good afternoon, and welcome. My name is Bose George. I cover the mortgage finance sector here at KBW, and my coverage includes the title insurance companies. I’m going to moderate this panel with my colleague Ryan Tomasello, who covers the Proptech sector. Before I get started, I just want to mention that you can submit questions online, or by email to me at bgeorge@KBW.com. So with that, let’s kick it off. We’re very excited to welcome Max Simkoff, the CEO of DOMA. Max started DOMA, then known as States Title, in 2016, after personally experiencing the friction and labor caused by title insurance in the home buying process. Since then, he has worked to provide an innovative solution to homeowners, real estate agents, and mortgage lenders. Max is an entrepreneur with experience founding and operating technology companies. Prior to States Title, Max was founder and CEO of Evolv, Inc, an enterprise predictive analytics software company, which he led through their acquisition by Cornerstone (ticker: CSLB) in 2014, where he served for two years on the senior executive team post acquisition as the vice president of strategic initiatives. In March of 2021, States Title announced that it was rebranding itself as DOMA and going public through a merger with a SPAC, Capitol Investment Corp V (NYSE: CAP). So Max, thanks very much for joining us. I’ll kick it off with a few questions from the title insurance side. And then Ryan will take over and focus on the technology side, and then we can open it up to questions after that.

So, can we kick it off by just summarizing how the DOMA business model will differ from the business model of the more traditional title insurance? Just give us the elevator pitch for the company.

Max Simkoff – Doma

The elevator pitch could be aptly described as we deliver a far better, far faster, and significantly more affordable mortgage closing. You know, everything we do is really a function of those three aspects and we do it in a world where people have kind of accepted the reality that closing a mortgage, whether you’re a consumer, lender, or real estate professional, is that it just has to be painful and slow. It’s almost like an accepted reality. And we found a better way to make it painless and fast. And we’re now doing that at an industry leading low cost across an increasing percentage of the transactions that we manage. It’s kind of simple. People talk about title or escrow, and I think what they should really be talking about is mortgage closing. That’s what title companies do, they manage the entirety of the mortgage closing process. And when you have the advantage of being the primary stakeholder in ensuring that that transaction gets closed on time, efficiently, and conveniently for the consumer, there’s just a lot of technology that you can bring to bear. And that’s the technology that we’ve developed, most of which focuses on the use of machine intelligence across every aspect of title and escrow closing.

Bose George - KBW

In terms of you sticking to the title solution that you offer, in particular, can you just talk about how that differs versus the other title, companies? speed, etc.?

Max Simkoff - Doma

We deliver our industry differentiated solution through something we call the Doma Intelligence Platform. The Doma Intelligence Platform utilizes a suite of machine learning services, to effectively enable us to close orders autonomously without any human touch. And on the title side, in particular, we have a feature set called Doma Title which is live today for refinance transactions only. We plan on launching later this year for purchase. But the way that it works is we replace the traditional title search process with a probabilistic, algorithmic score that’s assigned to an order as soon as it’s received that enables us to, on the refinance transactions it’s being used for today, effectively clear that to close in a matter of seconds. And so the difference here between us and the traditional approach, it’s almost a misnomer to call it insurance. For a long, long time and certainly the way that you know, many of the incumbents still perform this work, it was basically a process of checking historically recorded property documents to find and fix any potential issues as part of what’s called a curative process. So you’d do research on an abstract or you would put together this thing called a preliminary title report, that preliminary title report would call out a set of what the industry commonly referred to as exceptions, right? Those might be outstanding mortgages or mechanic’s liens, HOA liens, property tax liens, any outstanding interest in the property that needed to be satisfied or settled would be called out as an exception in this process. And you were getting like a 30 page PDF document, you still do in many cases, if you’re working with an incumbent. And the document would say, here’s all the things that need to be ticked and tied. Our approach is pretty dramatically different because as we said, in the modern day, it’s possible to use structured and unstructured data to predict risk around the same kind of transaction. So instead of running that title search, and instead of calling out all those “exceptions”, we run our algorithm and the algorithm says, based on the input data, we think we can reliably predict that if you were to run that search, you likely wouldn’t find anything. Or the things that you found would not be sufficient enough to cause the payout of a claim above the cost of the insurance policy. By the way, what I just described is nothing that’s particularly novel to insurance, this is the way that property casualty insurance has worked for a long, long time, right? When you get car insurance, the car insurance company doesn’t send a mechanic to your house to go through your automobile with a 50-point checklist, give you a driving test, do all the things that it would take to eliminate the risk of you getting into an accident. Car insurance providers accept, almost as a first principle, that most people who have a car insurance policy will likely make a claim at some point in their life cycle, right? And they know that they’re in the business of predicting the likelihood of risk that triggers a claim and how much, not necessarily preventing claims from happening. So our differentiation on the title piece is that elimination of the title search and replacement of this algorithmic component that, again, takes seconds. And for the refinance orders that go to the platform today, about 80% of them are clear to close within a matter of seconds.

Bose George - KBW

And in terms of offering the solution, in what percentage of the markets are you able to offer a fully digitized solution? Is the data there in most places to do to do this as quickly as you’d like?

Max Simkoff - Doma

It is. We announced in our Q1 earnings results just this week, that year to date, we’re now able in our strategic enterprise accounts channel, which, again, is primarily refinance today, and we talked about the purchase stuff separately. But we’ve now expanded to about 75% of the country on a gross written premium basis. And what we’ve found is that there is so much data available now across a variety of dimensions. And the data science that we’ve developed is so powerful and so capable, that we are largely unconstrained by the availability of data to perform the differentiated features of our solution. Which, by the way, go beyond just instant underwriting and title insurance, we have a whole suite of other algorithmic Machine Learning Services that we’ve developed for closing and settlement. So everything from balancing closing statements to automatically checking all the closing documents to facilitating an electronic digital mortgage closing. But to answer your question, the idea that there’s proprietary access to data or that it drives what we do, there’s so much data that’s available. The real proprietary stuff, the secret sauce is in the machine intelligence that we’ve developed and how we transform the raw input data into the predictions and the outputs.

Bose George - KBW

Can you talk about loss expectations, given the approach, as you notice a bit more of a P&C approach to title insurance? What does that mean for loss expectations?

Max Simkoff - Doma

For refinance transactions that we’ve instantly underwritten, our loss ratio has been 0% to date. Is it realistic to expect that we run a 0% loss ratio? No, I think it’s clear from the way that we’ve chosen to build and operate our business on this algorithmic prediction of risk that there probably will be some trade off of higher risk than the industry has traditionally recorded for the labor cost advantages that we get that show up in our gross margin and unit economics. So on refinance, what we expect, which I believe you can probably see come through in our financial projections and triangulate, is that as our claims history increases, the loss ratio for refinance will be in the, call it low-to-high single digits. And that really depends on not just on the quality of how we optimize our feedback loop for machine learning, but also what’s going on macroeconomically for any given period. As you guys know, in this space, loss behavior does tend to have some relationship with foreclosure behavior, for example. But even across that backdrop, we would expect refi loss ratios in the low-to-high single digits. And, again, our instant underwriting product for purchase hasn’t yet launched, we plan to do that later this year. And we’ll share our loss ratio expectations on that product when they’re available.

Bose George - KBW

But just sort of conceptually thinking about, it is the expectation that the purchase loss ratios are likely to be higher than the refi loss ratios?

Max Simkoff - Doma

I think that’s reasonable. A purchase transaction obviously has a different set of risk parameters, most notably that in a refinance transaction, you typically have a known party, right? The most obvious example of which is if it’s just a simple rate and term refi with your existing lender, there is very low likelihood of the kinds of perverse incentives that could create the kind of risk that you can see on a purchase transaction where you’ve got two unrelated third parties. For a variety of reasons, certain things might not be disclosed from seller to buyer, and that can create title risk. But I think the important thing to capture is that we just live in such a fascinating world. Everything can be predicted, right? I mean, it’s to the point where Amazon filed a patent some number of years ago around shipping products to facilities that are closer to the consumer who is likely to order them, right? Just think about that for a second. Amazon is so confident they know what you’re going to order, they’re shipping those things to be physically closer to you before you’ve ordered them because they know that you’re going to order them, right? And so you can bet that if Amazon can predict what you’re going to purchase next, and put it in a pick-and-pack facility that’s within a few miles of your house, you can you can also predict the different categories of title defect risks that are in a purchase transaction versus a refinance transaction.

Bose George - KBW

That definitely makes sense. Putting together the overall return in the model, so your loss is a little bit higher but clearly the offset is you expect to be a lot more efficient. Can you sort of talk about ways to compare your efficiency versus incumbents?

Max Simkoff - Doma

Yes, I think you mentioned it. The offset to a higher loss ratio is much lower expense ratio, right? And quite frankly, again, insurance has been a misnomer for the title space for so long. But we actually think we’re bringing about real insurance value here, right? You know that an insurance product is valuable when you have claims that are being paid. And you can see the meaningful difference in what we’re building in a structural margin advantage that we deliver via our unit economics. So you see this in our strategic and enterprise accounts channel. It’s published in our most recent results and I think in our most recent analyst presentation that our largest, longest tenured at scale mortgage originator customers see adjusted gross profit as a percentage of retained premium and fees, which is effectively what we use to demonstrate gross margin. Those customers are today already seeing it in low-to-mid 40s. So an equivalent that we think to gross margin in the low-to-mid 40s, which is on its way, and we believe, headed to the high 50s. And what’s so important about this is, this is while we’re charging a price as part of the offering that is more than 20% lower than the lowest cost competitors, right? So we brought the price point down. The impact of the solution to the mortgage originator itself is dramatic. We saw this in the investor presentation, too, you have folks like Chase Home Lending where they’ve eliminated half the measured touches against a mortgage closing. And with a much lower price point, something that was much more valuable for the mortgage originator customer even, you know, assuming some trade off on loss ratio, which again, is built into the unit economics, we’re running an attractive gross margin that’s headed to a really attractive place. Our targeted long term adjusted EBITDA margin, which we’ve communicated in our investor materials is 35%. Again, as a percentage of retained premium and fees, we focus on retained premium fees because that’s effectively the net take that we get on transactions. And that long term EBITDA margin incorporates the impact of higher loss ratios, as well as labor expense reduction that we’re driving and anticipate continuing to drive through the Doma Intelligence Platform, removing these large chunks of manual tasks associated with traditional title and closing processes. So it’s a pretty easy business to understand, you guys focus on this market and among all of the folks that we’ve talked to, I think you’re the smartest at understanding how the traditional dynamics work with legacy title and escrow and what levers there are to pull on to effect change. And we’ve effectively pulled on the most effective lever, we’re reducing labor cost, which is the biggest chunk of the P&L traditionally in title and escrow, and we’re trading some risk for it on the underwriting. But mostly, we’re able to just make it more efficient by removing work with Machine Learning.

Bose George - KBW

Great, thanks. And then actually just given the higher loss expectations in this business model, is there anything from a regulatory standpoint that needs to be considered? From a capital standpoint, this is always a business with limited capital needs? Because there were no losses?

Max Simkoff - Doma

We are fortunate in that. But we’re a little unique from other Silicon Valley tech companies in that our mantra from day one has always been to seek permission, not forgiveness. There’s a saying around here that tends to put those in opposite order. As we built the business and we wanted to take our unique model to market, we knew that it was likely going to get a fair amount of regulatory attention. And so I personally met with probably upwards of 20-25, state insurance regulators over the first 18 months the company’s history. We explained why this was going to be, first and foremost, better for their consumer. Most insurance regulators are appropriately focused on enabling policyholders higher degrees of protection and value without meaningfully higher degrees of overall risk. And we showed them how that was possible, operating within the regulations that they already had in place. I think the other thing that really helped there initially was for a while our instant underwritten business was heavily reinsured. So that gave a lot of regulators comfort as we brought the model to market and they could give it some time to see how it performed plus we had the balance sheet capacity necessary. So at this point, our underwriting models have been reviewed and approved by the regulators, we appropriately reserve for our expected higher losses on our balance sheet, we have sufficient capital at our underwriter to accommodate expected losses, I think we’re in good shape there.

Bose George - KBW

Okay, great. And then actually just switching to a different topic. The majority of title volume in the country is done still by title agents that according to the ALTA data that 63% of the volume last year, and you’ve talked about your product and the competition that Doma provides to the incumbent title insurers, but how do you think about it as competition to agents? Do you think their share moves from agents to direct to you through that way as well?

Max Simkoff - Doma

What I think is interesting about the amount of business that gets done through independent title agents is that it is, in and of itself, indicative of how little differentiation the industry has had for so long, I mean, you have these large incumbents at scale, who have plenty of resources at their disposal. And yet, they still derive significant amounts of volume from their independent agent channel. And to me, if you have a differentiated product and you know the markets where you operate in, you should be able to sell more direct, right? And instead, a lot of times you hear from the incumbents “well, look at how successful we are in generating this independent agent volume.” And, they keep what, like 15%, of gross written premium, and the rest goes to the agent? And that, to me, is indicative of how little differentiation there has been. To answer your question directly, we’ve built our solution, purposefully, to go across both title, escrow and closing, right? So it’s a full stack solution, we can sell it directly in the markets in which we operate, we have communicated that we are looking to gain share pretty significantly in all the markets that we are in. And I think as we grow as a business, there will be potential opportunities for independent agents to join the party, right? We’re always going to be exploring opportunities for them to leverage parts of the Doma Intelligence Platform and we’ve been more upfront in our investor materials saying that we’re going to be looking at making acquisitions in the space, right? And those acquisitions would be of independent title agencies, right? We like what we call medium scale title agencies in the $50 million revenue range that offer us the strategic advantage to either get into or augment our velocity in markets that we’re already in. And I think that’s another way that we we’ve been quite upfront about how what we’re doing can benefit folks on the independent title side as well.

Bose George - KBW

And then when you talk about the title share that you’ve guided to, which I think is 5% in 23, that’s really a direct share?

Max Simkoff - Doma

We’ve been pretty squarely focused on recognizing the benefits of the Doma Intelligence Platform in our direct business. And so the market share numbers refer to our direct capture.

Bose George - KBW

Just on the agent side. That 5% is direct, so there’ll probably be some incremental share it on the agent side as well?

Max Simkoff - Doma

That’s right, because we do underwrite for independent agents today through our title insurance carrier that we acquired from Lennar. It’s called North American Title Insurance Company. So, there’ll be some incremental gain there as well.

Bose George - KBW

Okay. Just one more for me, and then I’ll hand it over to Ryan, do you guys have a product for the commercial title market?

Max Simkoff - Doma

We do not. We have a small part of our business in our local channel that focuses on commercial orders, but for all intents and purposes, the Doma Intelligence Platform today is focused on the residential side of the title market. Residential title is the lion’s share of the revenue in the business in the market. You also are limited on your loss. I mean, if you mess something up on a $500,000 refi, your losses are effectively capped at $500,000. If you mess something up on underwriting for a couple hundred million dollar refinancing of a skyscraper, that’s not an area where I would see machine learning having an acceptable tolerance for risk, at least not as it relates to how we look at the market. So we don’t have any immediate plans to extend into commercial title.

Bose George - KBW

Okay, great. Let me just remind the audience you can submit questions online or by emailing bgeorge@KBW.com. So let me hand it over to Ryan.

Ryan Tomasello - KBW

Thanks, Bose. I just wanted to start maybe just getting a bit more into the weeds Max, if we could, on the specific technology that’s powering this Doma Intelligence Platform? I mean, you mentioned not having issues with access to the data, but really the proprietary piece of it is the machine intelligence that allows you to underwrite this title process more instantly. So if you could just walk us through the development process behind that, and really what’s truly proprietary, behind the Doma platform?

Max Simkoff - Doma

Yeah. I mean, on the development side, at our core, the business has always been an AI/ML company, right? Among the first 10 or 15 people that we hired when we were founded, a good chunk of them were data scientists. And the approach that we take here is, how can we remove as much work as possible from any piece of the process going from receipt of an order all the way through to closing recording and disbursement using machine learning? And the development process there is unique. We start by building and training models on the data that we have that is proprietary, right? We now have decades of historically completed mortgage transactions, all the structured and unstructured information around those that we got from our acquisition of North American. And that includes things, it is kind of a goldmine, it’s not just the traditional title insurance, this positioning of those transactions before we acquire the business. It’s everything from where and when did the closings happen? How much email communication went back and forth? What was said in those emails, right? And this gets now to I think the heart of your question of what’s the secret sauce of what we’re doing? What we’ve built is such an advanced use of things like natural language processing. So we have used cutting edge components that are available in the market today to train the machine on the specific lexicon of title and escrow language because there’s an entirely different set of terminology that’s used around closing mortgages. And we’ve trained that natural language engine to be able to recognize and automatically disposition things in that entire process of opening and closing an order, without a human being touching the file. And it’s an iterative process, you build the models first on a training set, you validate them, you put them into production, you see how accurate they are at everything from correctly identifying the placement of signatures on closing package, all the way through to the balancing of fees in a closing statement. Oftentimes, the model gets it perfectly right and is able to send the documents back to a lender or a real estate agent without a human being having had to touch it. Sometimes the machine learning model gets it wrong, right? It can make errors, it can incorrectly recognize certain language. And then we feed those, in a closed feedback loop, back into the product. What’s important about this, and again, what’s gets to our secret sauce, what’s so proprietary is, it’s not just that we’ve built first of its kind applications of things like natural language processing for title and escrow. It’s not just that we’ve built and patented instant underwriting methodologies. And by the way, we have like, right now five utility patents pending on the application of machine learning to the escrow and settlement stuff. It’s that this is really difficult work that takes time with really talented people, right? Even if you have this massive data set, you can’t just overnight say well, because we have all the data and because it’s all in machine readable form, we’re just going to turn the algorithms loose and instantly they’ll be able to predict title risk or they’ll be able to disposition stuff in the escrow and settlement process. You have to have the best machine learning people and data scientists in the world, building and validating models iteratively, repetitively over and over again, each and every day, each and every month, each and every quarter, right? And so this is really where we’ve established a competitive lead. Because we have this incredible team that we’ve built of very hard to hire people. They’re experts in their craft, and they’ve been doing it for years, and we’ve built years of competitive lead through the development process.

Ryan Tomasello - KBW

And why do you think the industry is taking so long to move towards this point of an instantaneous title underwriting and a fully digital closing process? And what structural impediments remain to a fully digital close for all consumers?

Max Simkoff - Doma

Yeah, what’s taking this industry so long? I’m sure if there are folks from the incumbents in this presentation, I’m sure they’ve got a long list of reasons that they would give you. The one I would give you is just inertia. It was my own personal experience when I was going through a mortgage closing, you have to have gone through that process a few times on the consumer side, most people go through it once every seven years or something, right? I happened to go through it probably four times inside of five or six years. And when I sat there in the office of the title company, which by the way, is extraordinarily inconvenient for consumers. Think about that for a second, especially in the current day and age. Right? But let me give you an example. Again, I keep going back to Amazon, I think they’re a relevant example. People have become so dependent on the high certainty of Amazon. I ordered a tent for a camping trip that I’m going on in a few weeks. I ordered a couple days ago, I knew I would get it like overnight, right? And Amazon delivered that package this morning at 6am, which in and of itself is crazy. Like, remember a time when you wouldn’t you couldn’t get packages delivered unless it was between nine and five. And they delivered this morning at 6am. And by the time I got up at 7:30am, somebody had walked onto our front doorstep, opened that package and taken that tent, gone, I never even got to see it. Right? And by the way, whoever took it I hope you use it for its intended purpose and doesn’t get resold somewhere, at least I hope you can use the tent. And I was thinking about that this morning. I was initially upset. And then I was like, well, it’s not a big deal. That’s shrink in the new world of retail. That’s what they think of as shrink and this afternoon, I’ll go on Amazon and order another one, they’ll refund me the money for the one that was stolen, and I’ll get that one in a day or two. Okay, so this is the backdrop of the consumer experience today. This is how people are now used to living their life. Everything is instant and digital and certain and dependable, right? And so against that backdrop, if you are trying to get a mortgage closed, and you’re forced to go to the office of a title company, for like an hour and a half window of time when you have a job, right? Especially during COVID where you have to sit there, you know with a mask on and a face shield, you have to sign a bunch of documents in wet ink, you look at all that and to answer your question about, “why is the industry not changed?” Think about how much inertia is built into that whole process, and think about how consumers have just for a long time been forced to put up with it, right? Because they didn’t live in a world for 4, 5, 6, 7 years ago, where you get everything instant and digital. Now everything’s been flipped on its head, right? People have come to rely on Amazon for package delivery, they’ve come to rely on Netflix for instant streaming capabilities, they’ve come to rely on Airbnb for instantly booking a place to stay. Everything is instant and digital and consumer expectations expect it to be that way. And you’ve got these incumbents that haven’t invested in technology since the 1990s. It’s very, very hard for them to change. They’re big, there aren’t that many of them, there are like four of these companies that are publicly traded and 85% of the gross revenue dollars are controlled at the top line by them. So you know, it’s kind of the perfect storm for them - they didn’t change because they didn’t need to. But a new day is here and consumer expectations are dictating that they’ve got to change.

Ryan Tomasello - KBW

Yeah, we just hosted a panel with some venture capital firms before this one, and one of the key takeaways was technology and instantaneous satisfaction is table stakes for any consumer facing business today. So I think that’s very applicable to this process as well. Yeah, in your presentations, you’ve outlined a 300 billion plus TAM, across the homeownership category, including the existing title and closing space, but also highly adjacent areas in appraisal and warranty. And then beyond that, you’ve also talked about home insurance service, servicing lending, as well as home search. So, you know, a ton of stuff there we are wondering if you could just walk us through, you know, what, the three to five year and then maybe the longer term, five to 10 year product roadmap looks like as you go across that opportunity? And really, how applicable is existing technology to these adjacent areas?

Max Simkoff - Doma

Yeah. So look, in the near term, call it the three to five year timeframe, as we’ve communicated in our investor materials, we are extremely excited about the adjacencies in the form of the $8 billion home appraisal market and the $3 billion home warranty market. They just offer such a clear and significant expansion opportunity for us. Appraisal in particular, I mean, it feels like we’re at this perfect storm right now of incredibly high mortgage origination volume. It’s an incredibly competitive, dynamic market, I mean, you guys have probably seen, it seems like every day now there’s a story in CNBC or the New York Times about how, you know, it used to be just like hot real estate markets, like the bay area that you’d get five offers for every home people will be paying above, you know, asking price, you’re now seeing that across a giant chunk of the country, right. There’s fierce competition for homes. I saw a funny but disturbing anecdote from Glenn Kelman you know, at Redfin, on Twitter the other day where he said, they had a Redfin customer field an offer through from a Redfin agent where the prospective buyer was not only trying to make their offer most competitive, but they were offering to name their firstborn, after the seller, which I mean, in and of itself is just kind of creepy, right? And ironically, I think that may have helped (their offer, by the way, was not accepted) but against that backdrop you have a network of licensed appraisers that are retiring, aging out, they’re not being replaced by young people joining the profession. And so appraisal timelines are spiking, appraisal costs are spiking. It looks to us very much like what title looked like several years ago, where there’s got to be a better way, using machine learning to offer higher certainty, more frictionless fulfillment. So that one is particularly exciting to us. And home warranty is also exciting just because there’s so little that’s been done here. And again, I can speak from the experience of the consumer, I’ve used two home warranty products in the last five or so years, offered by two of the leading providers. And it was a horrible experience. It’s super easy and frictionless on the front end to buy it. To be structured as part of escrow when you’re closing your house, they make it really easy. I’ll tell you, what they don’t make it easy to do is use the product, right? When you make a claim, it’s just it’s an embarrassing customer experience, the fact that you go through an old school web interface, you make the claim, you’re told that you’ve been connected to an appliance repair technician, but half the time, they don’t even follow up. So you have to call the person who’s designated in-network, you have to schedule with them. It takes them maybe a few days to a week to even show up. The whole system is focused on how do they subsidize the cost of the visit and repair through a co-payment. You have to pay a $75 fee to have that appliance tech come out to your house to look at your broken appliance you’re supposed to have home warranty coverage for, and they’re not going to replace the appliance. That’s the other thing, they’re going to pinpoint it to the part that’s broken, then they may not have that part they needed so go order it and maybe weeks before your appliance gets repaired. Again, you guys are hearing me like a broken record here. But just remember that’s the world that we live in, okay? We live in a world where Comcast - one of the single most horrible customer experiences I’ve ever had my entire life was ordering Comcast in 2003 when I got my first apartment in San Francisco, I waited on hold for like an hour to talk to somebody offshore just to give my credit card. By the way, I mean, think about it, all I want to do is give you business, and it’s a horrible customer experience. Now fast forward to today, when you sign up for cable with Comcast, as I did a year and a half ago, it is an unbelievable experience. It’s actually amazing. You don’t talk to anybody on a phone, you go on a website, you put in your address, they give you a 15-minute increment window, when someone’s going to show up. And that person showed up, you can track their truck, they show up right on time, they walk into your house, in less than 10 minutes, they activate all of the equipment. And it all just works. Okay, so the reason it’s important is if Comcast can deliver that kind of experience at scale across every major market, somebody can certainly have an appliance technician show up inside of an hour to take a look at whatever appliance just broke that you need to make a home warranty claim on. And so we see a huge opportunity there, too. And it’s not, it’s not about the front end customer acquisition side, I think that part would be very easy for us, quite frankly, I think it’s about ensuring that you offer a modern day instant, digital experience. And again, that common thread runs through the rest of your question, Ryan, which is as you look at that broader spectrum of stuff, what I’m most excited about is, there’s so much going on there, homeowners insurance, mortgage lending, you’re seeing the same thing happen everywhere. And the open API landscape that we now live in, it’s so easy to hook into other people’s solutions to transfer data seamlessly between each other. There’s a way to link this stuff together to deliver a true end-to-end integrated instant digital experience. And it’s not that far off. I think the time has finally come where the process of buying and owning home is going to look the same way that, as ironic as it is to say, it’s going look the same way as it looks like to sign up for cable with Comcast.

Ryan Tomasello - KBW

And just a final point on that, in areas like lending or home search, for example, are those areas that you would look to eventually down the road do in-house? Or is there more of a partner opportunity because of this open API world, like you said that we live in?

Max Simkoff - Doma

The further out into the spectrum that you go from where we are today. So, the two obvious adjacencies for us appraisal and home warranty, those are ones that we’ve been pretty clear about saying we see as adjacencies for us to go attack with our own structured offering. The further out you go from there, I think the more open minded we are to forming unique partnerships with other likeminded companies, we are very much a business that believes that you should focus on your core business and doing it with excellence and differentiation. And the more you tend to get distracted by other markets that could have some relevancy and trying to get into them directly, the more of a challenge you can make for yourself. So, we’re always open minded about interesting partnerships with modern, instant digital experiences. And, we’ll be paying close attention to those.

Ryan Tomasello - KBW

And then just one last one from me, and maybe we’ll open it up to questions after that. In addition to Doma, we’ve certainly seen a number of other tech-driven home services players garner significant valuations, some of them recently entering the public market like Doma. Without naming names, that includes players in the mortgage side, home insurers, other closing related players. And so I guess the question is, you’ve obviously outlined this M&A opportunity to consolidate legacy title players under the Doma platform. But the question is, is there also an opportunity, maybe longer term, to consolidate additional tech-enabled, so called Proptech firms to build kind of what you’re alluding to - this complete vertically integrated digital home ownership platform?

Max Simkoff - Doma

You mean, is there an opportunity for one company to build it full stack with all these components?

Ryan Tomasello - KBW

Yes, and does inorganic consolidation with some of the existing emerging category leaders and some of these digitally enabled Home Services categories offer consolidation opportunities, longer term?

Max Simkoff – Doma

Yeah. I mean, I think the broad answer to answer your second question is yes, I think there’s an opportunity for consolidation certainly. I’m more skeptical of consolidation that happens getting into adjacencies by way of acquisition. I think if you’re in that market organically where you’ve proven that you have something unique to offer that market organically, acquisition can offer a way for you to extend distribution. But then again, a lot of the assets that are available to acquire in those markets are fairly legacy, old school, service model assets. There’s some exceptions, there’s certainly some great companies in the appraisal space. And there are some really interesting companies, obviously, the further upstream you go, I mean, home search, digital lending, there’s obviously some people doing unique things there, too. But I get very wary/nervous about anybody that’s trying to put together a full stack offering across more of a horizontal footprint purely by stringing together, you know, acquisitions. Unless, the one exception would be, and I haven’t seen anybody be this bold yet, but merging companies that are best of breed and new in those categories, at some point, might be a very compelling way to gain massive scale across more than just one category. But I haven’t, we haven’t seen any of that yet.

Ryan Tomasello - KBW

Bose do you want to kick it off with more questions?

Bose George – KBW

Yeah, let me check. Let me just remind people, if you have questions, please submit them online, or email them to me at bgeorge@kbw.com. So let me switch back and ask a couple more on the title side. First on costs, how big do you have to be before you have the scale to fully utilize your fixed cost? And if you provided guidance, essentially up to 23. But when do you see yourself sort of fully scaled from that standpoint?

Max Simkoff - Doma

Yeah. In our in our self-funded plan, what we communicated, obviously, is that the business plans on being EBITDA positive in 2023. So I think in the self-funded plan, you can see a very clear point in time in which we would be taking plenty of advantage of the leverage that we have in business, far beyond the fixed costs that we put in place to invest. That said, that’s our self-funded plan, right. So that doesn’t contemplate any use of proceeds from this SPAC transaction that we’ve announced, that, obviously will provide considerable additional cash to the balance sheet. And, we’re focused, I would say, even for the medium to long term still on taking share pretty aggressively and growing our footprint and our top line. So, you know, I think what I point you to is, again, our long term EBITDA margin as a percentage of retained premium and fees that we’re targeting is 35%, which clearly is probably close to double what the industry currently runs for at scale providers who aren’t growing super fast. And so that’s kind of the outer bound of what I’d say you could see at the right point in time, as we get to really high scale, still probably growing at a pretty decent clip. But I’d expect to see some of those benefits manifesting themselves to start within the next couple years.

Bose George - KBW

Great, and then actually switching to a different subject on the local side, you noted that the primary focus will be to educate people on your offering. And when you discuss that, is that primarily going to be directed at real estate agents handling the transaction? How do you think that sort of process looks like?

Max Simkoff - Doma

It is, yeah, you’ve got it exactly correct. The real estate agent would be our primary stakeholder for purchase transactions and that is, in the current environment, where we expect the environment to go in the next year or two with interest rates, that becomes a very important stakeholder for us. As we mentioned in our original investor presentation, we got purchase transactions referred to us just in 2020, I think from over 11,000 unique realtors. So, clearly we have broad reach, and the idea there is just to make sure that we better communicate with them the advantages of the solution as we roll them out and then also add new realtor relationships to drive purchase volume. And all that said, the local channel also, particularly in the current environment, serves a lot of loan officers at local lenders, credit unions, even local branches for larger lenders for refinance transactions. So we see them as equally in need of us better communicating what the technology led closing experience truly can be, regardless of whether it’s a sale or refinance. We’ve got a set of digital marketing motions that we have built. And we’ve started running, which we think, again, are modern day cutting edge, it’s the kind of thing that you’d see in an enterprise software company. And I think we’re excited about continuing to get additional efficiencies in terms of customer acquisition from how we run digital marketing.

Bose George - KBW

Okay, and actually, can you sort of talk about that a little more just given how localized the purchase market is, in terms of sort of reaching those customers digitally? Just a little more detail on how some of that stuff works?

Max Simkoff - Doma

Yeah, I mean, the simple fact is that, especially in the last year, and even before COVID, most of us, no matter what line of work we are in, but certainly real estate professionals, spend most of our time in front of a screen, whether that’s a mobile device, or a desktop PC, that’s where we are, and if you want to be in front of people, that’s where you need to be, not walking into their office, and not setting up an in person meeting. And so, you know, digital marketing, which, again, over the last 10 years has made massive strides, the ability to target and re-target individuals based on certain preferences or criteria for the leads that we want to generate, either, you know, for our sales team, for local loan officers, or for realtor leads, like you can generate those leads digitally through paid social through organic SEO, and SEM, you can run webinars on affinity topics. And these are crafts that have been honed by digital marketers across a wide variety of other applications. And so, we are using those same methods to generate significant interest and demand for our solutions without needing to have an in person presence in a number of markets in which we operate. But, look, I wish that I could say these things are new, they’re not. When I got into this market, I came from the world of enterprise software, where like, we knew what our cost per lead was. And not just generally, we knew what it was across every channel that we generated leads, we would have debates around attribution versus contribution, right? Like, was it that this campaign influenced this particular lead to enter the sales funnel at this particular point and converted this rate? Or was it something else that we did once they were in the funnel that influenced them to have higher velocity to convert into a sales lead? The fact that this stuff wasn’t being done in the title industry was kind of baffling to me. But maybe beside the point, because now we’re the ones that are doing it, and we plan on reaping the benefits.

Bose George - KBW

The, and that’s actually switching to a topic we briefly touched on earlier, given that there are other pain points in the system, as title speeds up, the mortgage still takes a long time, etc. So in terms of the selling the close, are there other pieces that need to be solved for first before the faster time to close becomes the effective selling point? Just curious about the balance there.

Max Simkoff - Doma

I’d say a couple years ago, we would have a fair number of conversations where, you know, mortgage originators and real estate professionals and say title is not top of my list right now. Right? They’d say things like, point of sale, right? That was one that we kept hearing a lot of from mortgage originators, “oh we need to get an online application”. You’d be shocked, even a couple years ago, at how many mortgage originators still didn’t have a truly end-to-end digital application, for marketing purposes, they might say, yeah, “we have an online application.” That means basic information is taken online, and then you get a phone call from someone you do the rest via email. So getting an online application stood in the way. On mortgage underwriting, there were still some things there that stood in the way. And appraisal obviously has always been, you know, a long pole. But I would say the time has come. I have had more conversations in the last three to six months, where a number of the same people that told me two or three years ago that there were other things they were focused on have now said they are squarely focused on closing. They’re like, this is clearly where the biggest opportunity now is, we feel like we’ve got our online mortgage application. We’ve got our underwriting and fulfillment capacities improved. Some of them have kind of resigned themselves, like there’s nothing we can do about appraisal. Until somebody develops something better, which again, is something we’re interested in doing. And they’ve said closing is where we want to focus our effort and investment dollars so I guess a long way of answering question that like there aren’t that many things that are coming up that are more important than this for people to fix in the real estate process.

Bose George - KBW

And then, you noted the cost differential for you versus the peers. Can you did talk about that? Is that already in place that I think was roughly 20% differential? And is that just in refi? Is it going to be in purchase as well? Just curious across the different product mix?

Max Simkoff - Doma

Yeah, sure. So our cost differential today is recognized primarily in our strategic enterprise accounts generally. So when we refer to our industry beating low cost, it is for the customers through that channel, where we get significant volume, right? And we also have meaningful direct digital integration. And so that’s where we’re leading with a price point that’s 20 or more percent below typically the lowest cost provider. In our local markets channel, we have not yet started to focus on price. And I think it would be safe to assume that over time that is going to be similar to the strategic enterprise accounts channel, a keen focus of ours. We have a philosophy at our business that is, if we’re able to develop machine learning that removes significant chunks of labor cost and increases our gross margins, we should pass on some of that margin benefit to the end customer. So I think broadly speaking, as we bring more and more of our local volume onto the Doma Intelligence Platform, we’ll be looking at price as a lever, just like we utilize it in strategic enterprise accounts to bring benefit, both to the end consumer and to the effectively the referring source of business.

Bose George - KBW

Great. Just let me remind people again, if you have questions, online or email them to me at bgeorge@kbw.com. Thank you, Ryan, I think you might have one or two more to want to jump in.

Ryan Tomasello - KBW

Yeah, I mean, COVID, and a pandemic, pandemic has been an undertone to some of the things you’ve hit on, Max. But, you know, taking a step back, maybe an alternate way to ask this question would be if we were sitting here today, and the pandemic did not occur, how would Doma’s current position and opportunity differ?

Max Simkoff - Doma

Yeah, that’s a hard one to answer because the world already was looking kind of odd pre-COVID. You recall everyone thought interest rates were going to rise in ‘19. And then they went the opposite direction, I still can’t remember why, quite frankly, I’m trying to remember why that happened. Because even I was surprised that we felt like we were at an all-time low, they were going to turn, we’re going to enter a purchase market, and the exact opposite happened. And so if COVID hadn’t occurred, would it have affected our trajectory and some of the things that were being adopted? I mean, this is the kind of question I’d say, I don’t know? And I feel, I’ll just be honest, both guilty and somewhat fortunate that this horrible event forced, pretty much every participant in the system that they no longer could afford to be as paper and old school process-based as they had been. And our benefit was, as far as I could tell, we were the only game in town, who had been investing in all the capabilities to enable us to be the leader in using technology to offer an instant digital mortgage closing for the four years leading up to it. So I think our conviction and commitment to investing in that area, on the back of this once in a generation event, works in a complimentary fashion to really slingshot us way out ahead. So I don’t know, if it hadn’t happened, the company obviously would have been successful. I mean, the team is fantastic. The technology we built is world class and proprietary. But I think there would have been slower adoption of things like E-close. But the industry would have gotten there eventually. So it was probably only a matter of time.

Ryan Tomasello - KBW

Bose would turn back to you have any final questions?

Bose George - KBW

Sure. I have one last one. Can you just remind us in terms of acquisitions on the title side, it’s probably agents and then, can you remind us the other areas where you are potentially looking on the acquisition side?

Max Simkoff - Doma

Yeah, I would say it’s pretty squarely focused on medium scale agencies with a profile that is attractive for us, because we can bring them on to the Doma intelligence platform, and see them be quite accretive in short periods of time. I think we’d have a much more selective, higher bar for making acquisitions in either the two adjacencies that we’ve said we’re excited about and back to that point I made earlier, I think, an acquisition as a starting point to get into either those markets, we’d have a really high bar. It’d have to be something really, really high quality with some kind of advantage that offered a compressed timeframe for us to get in market with a new offering. So I think that would be it. We’ve seen a lot come across our desk, by the way, it’s been a benefit of announcing this transaction where we’re going public - it’s funny, we said that we were going public, and we said in our investor presentation, that acquisitions are going to be an important component of our strategy long term. And if you’re ever looking for the perfect recipe of things to do to get a bunch of people sending you teasers on potential title agency acquisitions, that’d be it. So we’ve seen a bunch. And I think we’re going to be selective and do so according to dimensions I just mentioned.

Bose George - KBW

It actually, we have no questions. So we have a couple minutes, Max, to view. Any final comments, before we wrap up?

Max Simkoff - Doma

I just I think it’s an extraordinarily exciting time to be in this market. I want to thank you guys for making the time and having me today. And I think if there’s anything I would say in closing remarks, it’s that I think it’s finally time that we all stopped referring to this as title and escrow and started referring to it as mortgage closing, because that’s what it is, kind of in plain English and so we’re going to try and lead out front in helping the world see that this is really the end-to-end process of closing a mortgage that title companies are lucky enough that they get to manage every aspect of. And I think this can be, as we’re proving, it will be a transformative part of one of life’s most important financial decisions. So I’m super excited to be building the business and wanting to thank KBW for having me here today.

Bose George - KBW

Great. Well, thanks very much. Thanks for joining us today. Appreciate it.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading “Risk Factors,” and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.